SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On February 14, 2014, Mr. Choi, Gyo-Il, Mr. Lee, Kang-Hee and Mr. Cho, Jeon-Hyeok were appointed as non-standing directors and members of the board of directors of Korea Electric Power Corporation (“KEPCO”) by the Minister of the Ministry of Strategy and Finance. The term of office for each of these three directors is for two years and will terminate on February 13, 2016. Following the appointment of these directors, KEPCO will have a total of eight non-standing directors, which comprise a majority of the 15-member board of directors.

Biographic details of the newly appointed non-standing directors are set forth below.

Name	Biographic details

Choi, Gyo-Il	• Current Position: - Attorney at Choi, Gyo-Il Law Firm • Previous Positions: - Chief Public Prosecutor, Seoul - Deputy Minister, Ministry of Justice

Lee, Kang-Hee

•    Current Position:

-      Member of the Incheon city advisory committee

•    Previous Positions:

-      Member of the National Assembly for the 13th and 15th terms

-      Member of the Advisory on Democratic Peaceful Unification

Cho, Jeon-Hyeok

•    Current Position:

-      Professor, College of Liberal Arts, Myungji University

•    Previous Positions:

-      Member of the National Assembly for the 18 th term

-      Professor, Department of Economics, National University of Incheon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: February 20, 2014